BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An indirect subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-53412)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____07/01/23_____ AND ENDING _____06/30/24_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Broadridge Business Process Outsourcing, LLC (an indirect subsidiary of Broadridge Financial Solutions, Inc.)</u>

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>300 Executive Drive, Suite 1</u>
                              (No. and Street)

<u>Edgewood</u>	<u>NY</u>	<u>11717-8382</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Charles E. Sax</u>	<u>(631) 257-4899</u>	<u>Charles.Sax@Broadridge.Com</u>
(Name)	(Area Code — Telephone Number)	(Email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Deloitte & Touche LLP</u>
                    (Name — *if individual, state last, first, and middle name*)

<u>30 Rockefeller Plaza</u>	<u>New York</u>	<u>NY</u>	<u>10112-0015</u>
(Address)	(City)	(State)	(Zip Code)

<u>10/20/2003</u>	<u>34</u>
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Broadridge Business Process Outsourcing, LLC, (the "Company") (an indirect subsidiary of Broadridge Financial Solutions, Inc.) as of June 30, 2024 is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax   August 8, 2024

Signature   Date

Chief Financial Officer, Vice President and Treasurer

Title

Anita Guaman

Notary Public

ANITA ELIZABETH GUAMAN
Notary Public - State of New York
No. 01GU0013842
Qualified in Nassau County
My Commission Expires 09/27/2027

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This filing ** contains (check all applicable boxes): **Page**

*** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Broadridge Business Process Outsourcing, LLC and Senior Management of Broadridge Financial Solutions, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (an indirect subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 8, 2024

We have served as the Company's auditor since 2012.

Broadridge Business Process Outsourcing, LLC

(An Indirect Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024
($ in thousands)

ASSETS

Cash	$	21,629
Cash segregated under federal regulations		1,337
Accounts receivable		71,643
Receivable from affiliates, net (Note 6)		2,538
Receivable from foreign affiliate (Note 6)		21
Other assets (Note 4)		19,967
TOTAL ASSETS	$	117,135

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities (Note 5)	$	6,265
Payable to foreign affiliate (Note 6)		137
Payable to affiliate (Note 6)		2
Administrative fees payable to an affiliate (Note 6)		44,260
Contract liabilities		2,391
TOTAL LIABILITIES		53,055

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBER'S EQUITY		64,080
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	117,135

See notes to financial statement.

Broadridge Business Process Outsourcing, LLC
(An Indirect Subsidiary of Broadridge Financial Solutions, Inc.)
Notes to Statement of Financial Condition
As of June 30, 2024

1. **Organization and Business Activities**

   Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company and is wholly-owned by Broadridge BPO Holding LLC (the "Parent"). The Parent is owned by Broadridge Securities Processing Solutions, LLC ("BSPS") and Broadridge Fixed Income Liquidity Solutions, LLC ("BFILS"). BSPS is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global fintech leader providing investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. BFILS is a majority-owned subsidiary of Broadridge. The Company is headquartered in Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 6, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration when reviewing the accompanying statement of financial condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

   Use of Estimates - The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement and accompanying notes thereto. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates. The use of estimates in specific accounting policies is described further in the notes to the financial statement, as appropriate. Significant estimates include the Company's accounts receivable related to its mutual fund processing business and related administrative fee payable, and bonus accrual.

   Cash and Cash Equivalents - Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2024 the Company had no cash equivalents.

   Cash Segregated Under Federal Regulations - At June 30, 2024 cash of $1,114 thousand and $223 thousand had been segregated in special reserve accounts for the exclusive benefit of customers and proprietary accounts of broker-dealers, respectively, exceeding actual requirements by $1,114 thousand and $223 thousand, respectively, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Current Expected Credit Losses (CECL) & Allowance for Doubtful Accounts - The Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions and events. For financial assets on the balance sheet, the allowance for credit losses is reported as a valuation account that adjusts the asset's basis. The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors. As of June 30, 2024, the Company had no allowance for doubtful accounts relating to its accounts receivable balances.

Affiliate Transaction Balances and Settlement - The Company receives services from, and provides services to, various Broadridge business units for which the Company is charged or bills on a monthly basis and settles monthly. Such services are formalized under service level agreements which document specific service requirements and pricing. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these are receivables from, and payables to Broadridge and are disclosed on a net basis in the statement of financial condition as Receivable from affiliates, net. The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, retirement plans, broker-dealers and registered investment advisors to perform certain services that the Company is contractually obligated to perform for the mutual fund families. Payables related to such administrative fees are disclosed in the statement of financial condition as Administrative fees payable to an affiliate (see Note 6).

Deferred Client Conversion Costs - For the Company's operations outsourcing line of business, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Deferred Client Concessions - For the Company's operations outsourcing line of business, concessions granted as incentive for clients to enter into new or renewal contracts are generally deferred and recognized on a straight-line basis over the service term of the contract as a reduction to revenue, which commences after client acceptance and when the processing term begins.

Internal Use Software - Expenditures for software purchases, perpetual software licenses and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. During the year ended June 30, 2024, the Company had no capitalizations related to internal use software projects. For software developed for internal use, the Company's accounting policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects.

Fixed Assets, Net - Fixed assets, which are included in other assets, consist primarily of communication and data processing equipment and are stated at cost less accumulated amortization and depreciation.

Income Taxes - The Company is a Limited Liability Company (LLC) and a disregarded entity for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Concentration of Risk - Five customers accounted for 37% of the Company's accounts receivable. The Company's largest single client accounted for 14% of its accounts receivable.

3. **Revenue Recognition**

The Company's revenues from clients are primarily generated from fees for providing technology-enabled services and solutions. Revenues are recognized for the Company's three lines of business as follows:

- *Mutual Fund Processing* - The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, retirement plans, broker-dealers and registered investment advisers throughout the United States. Purchases and redemptions of mutual funds are settled through an affiliate, Matrix Trust Company ("Matrix Trust"), a trust member of the National Securities Clearing Corporation, in a bank account registered in the name of Matrix Trust. The Company serves as the broker-dealer of record on the mutual fund accounts, which are registered as Matrix Trust Company for the benefit of customers or in nominee name of financial institutions such as banks, third-party administrators, retirement plans, broker-dealers and registered investment advisers.

- *Operations Outsourcing* - The Company also provides operations outsourcing solutions that allow a client to outsource certain middle and back-office administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

- *LTX ®* - The Company provides access to an interactive data and electronic system and communications platform for securities, derivatives and other interests enabling buy-side firms to receive aggregated liquidity from multiple buyers on the same block trade in real time. LTX enables dealers to distribute corporate bonds across their customer network, amplifying the buy-side's opportunity to maximize liquidity and achieve improved best execution, by using LTX to identify potential natural buyers of bonds within their customer network. Customers invited to participate in the trade are able to bid for their preferred amount of bonds and improve their price as needed to fulfill their order.

Contract balances

The following table provides information about contract assets and contract liabilities:

($ in thousands)	Opening Balance July 1, 2023	Closing Balance June 30, 2024
Contract assets	$ 141	$ 360
Contract liabilities	2,457	2,391

The Company's contract assets represent arrangements in which an estimate of variable consideration has been included in the transaction price and thereby recognized as revenue that precedes the contractual due date. Revenue is recognized when all material conditions for completion have been met and it is probable that a significant revenue reversal will not occur in a future period. Contract liabilities represent consideration received or receivable from clients before the transfer of control occurs (deferred revenue). Contract balances are reported in a net contract asset and liability position on a contract-by-contract basis at the end of each reporting period in the statement of financial condition under Other assets and Contract liabilities, respectively.

Contract Costs

For the Company's operations outsourcing line of business, direct costs that are incurred to set up a client are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins. The Company evaluates the carrying value of deferred client conversion and start-up costs for impairment on the basis of whether these costs are fully recoverable from the expected future undiscounted net operating cash flows of the client to which the deferred costs relate.

The Company defers incremental costs to obtain a client contract that it expects to recover, which consists of sales commissions incurred, only if the contract is executed. Deferred sales commission costs are amortized on a straight-line basis using a portfolio approach consistent with the pattern of transfer of the goods or services to which the asset relates, which also considers expected customer lives. The Company evaluates the carrying value of deferred sales commission costs for impairment on the basis of whether these costs are fully recoverable from the expected future undiscounted net operating cash flows of the portfolio of clients to which the deferred sales commission costs relate.

4. **Other Assets**

Other assets consists of the following as of June 30, 2024:

	June 30, 2024 ($ in thousands)
Deferred client conversion costs, net of accumulated amortization of $7,058	$ 1,602
Deferred client concession, net of accumulated amortization of $2,101	504
Fixed assets, net of accumulated depreciation of $711	59
Prepaid expenses	899
Internal use software, net of accumulated amortization of $4,702	416
LTX® right-of-use software license, net of accumulated amortization of $17,502 (Note 6)	16,487
Total other assets	$ 19,967

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following as of June 30, 2024:

	June 30, 2024 ($ in thousands)
Accounts payable and accrued expenses	$ 3,380
Accrued bonus	2,885
Total accrued expenses and other liabilities	$ 6,265

6. Related Party Transactions

Software License Agreements - The Company has a perpetual, exclusive, non-transferable, non-sublicensable, worldwide, irrevocable, royalty-free sublicense to certain intellectual property and technology from the Parent (the LTX platform right-of-use software license), that was licensed to the Parent by BFILS.

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, retirement plans, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. The Company pays these fees related to its mutual fund processing business. As of June 30, 2024, the Company had a payable of $44,260 thousand related to such fees.

Receivable from Affiliates, net - Receivable from affiliates, net consists of the following at June 30, 2024:

	June 30, 2024 ($ in thousands)
Receivable from affiliate - mutual fund processing	$ 907
Payables to affiliate - payroll and accounts payable	$ (3,465)
Payables to affiliate - other services and allocations	(2,250)
Outsourcing receivables from affiliate	7,346
Receivable from affiliate, net - operations outsourcing	1,631
Total receivable from affiliates, net	$ 2,538

Receivable from affiliate - mutual fund processing - Consists of client fees that are remitted to an affiliated entity. Such fees are then remitted to the Company during the following month. These receivables are not settled net against the Company's administrative fees, operations outsourcing and LTX intercompany payables and do not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payables to affiliate - payroll and accounts payable - Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Payables to affiliate - other services and allocations - The Company receives services from other Broadridge wholly-owned entities primarily related to data processing, statements, customer

statements and confirmation generation. The Company subsequently reimburses Broadridge for such services.

Outsourcing receivables from affiliate - Primarily represents outsourcing receivables that were collected by Broadridge on behalf of the Company and that will be remitted to the Company. These receivables are settled net against the Company's operations outsourcing intercompany payables and qualify for netting under the Company's intercompany netting agreement with Broadridge.

Receivable from Foreign Affiliate - As of June 30, 2024, the Company had a $21 thousand receivable from a foreign affiliate related to its operations outsourcing business that is not settled net against the Company's operations outsourcing intercompany payables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payable to Foreign Affiliate - As of June 30, 2024, the Company had a $137 thousand payable to a foreign affiliate related to its operations outsourcing business that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payable to Affiliate - As of June 30, 2024, the Company had a $2 thousand payable to an affiliate related to payroll and accounts payable funded by Broadridge for its LTX business, that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

7. **Commitments and Contingencies**

Leases - The Company leases office equipment on a month-to-month basis.

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position. As of June 30, 2024, there were no matters that the Company is aware of that would have a material impact on its financial statement.

Conflict in Ukraine – We are monitoring the events related to Russia's invasion of Ukraine and have been actively managing any exposure we may have through a cross-functional taskforce that includes members of our senior management. We have no presence in Russia or Ukraine, and do not process any client data in Russia or Ukraine. We are monitoring and believe we are in compliance with all global sanctions arising out of Russia's invasion of the Ukraine. We have taken actions to enhance our information security defenses in response to the Ukraine conflict. We do not expect the Ukraine conflict and the actions we are taking in response to have a material impact on our core operations or financial results.

8. **Regulatory Requirements**

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company is exempt from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240.15c3-

8

3(k)(2)(ii). In addition, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for providing technology or platform services.

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted under 17 C.F.R. § 240.15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. At June 30, 2024 the Company's required minimum net capital was $250 thousand. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2024, the Company had net capital of $13,547 thousand, which exceeded the minimum requirement by $13,297 thousand.

9. **Subsequent Events**

The Company has reviewed events that have occurred after June 30, 2024 through the date the financial statement was issued. The Company had no subsequent events requiring adjustment or disclosure.

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